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 FORM 3                                        OMB APPROVAL
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                                       OMB Number:       3235-0104
                                       Expires:  January 31, 2005
                                       Estimated average burden
                                       hours per response      0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940
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(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Ardsley Advisory Partners
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   (Last) (First) (Middle)

   262 Harbor Drive, 4th
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                   (Street)
   Stamford           CT                   06902
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   (City)          (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   07/16/96
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



3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol

   Augusta Partners, L.P. (no ticker symbol)
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5. Relationship of Reporting Person to Issuer (Check all applicable)

   [   ] Director
   [   ] 10% Owner
   [   ] Officer (give title Below)
   [ x ] Other (Specify below)

    Non-Managing Member of Investment Adviser
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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   [ x ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person
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




              Table I--Non-Derivative Securities Beneficially Owned

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1. Title of Security 2. Amount of Securities 3. Ownership         4. Nature of Indirect
   (Instr. 4)           Beneficially Owned      Form: Direct (D)     Beneficial Ownership
                        (Instr. 4)              or Indirect (I)     (Instr. 4)
                                                (Instr. 5)

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
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 Augusta Partners, L.P.,
 Limited Partnership
 Interests
 (the "Interests")              $600,000 (1)             I                           (2)
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Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                                      (Over)

                            (Print or Type Responses)



        Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative    2. Date Exercisable     3. Title and Amount   4. Conversion  5.Ownership Form     6. Nature of
   Security                  and Expiration Date     of Securities         or Exercise   of Derivative         Indirect
   (Instr. 4)                Month/Day/Year          Underlying            Price of      Security: Direct      Beneficial
                         ------------------------    Derivative            Derivative    (D) or Indirect (I)   Ownership
                            Date       Expiration    Security              Security      (Instr. 5)            (Instr. 5)
                          Exercisable     Date       (Instr. 4)
                                                     --------------------
                                                       Title  Amount or
                                                              Number of
                                                              Shares
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
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

Explanation of Responses:

(1) Following the contribution, Ardsley Advisory Partners ("Ardsley) indirectly owned 0.60% of the Interests of Augusta Partners, L.P.

(2) Ardsley is the non-managing member of Augusta Management, L.L.C. ("Augusta"), which serves as the investment adviser of Augusta Partners, L.P. (the "Issuer") pursuant to the investment advisory arrangements between Augusta and the Issuer found within the Second Amended and Restated Limited Partnership Agreement of the Issuer dated as of February 10, 1999. The Interest in the Issuer is held directly by Augusta and indirectly by Ardsley by virtue of its interest in Augusta. The filing of this statement with the inclusion of the foregoing information shall not be construed as an admission that Ardsley is the beneficial owner of any equity securities of the Issuer except as to those securities in which Ardsley may be deemed to have an indirect pecuniary interest pursuant to rule 16a-1(a)(2).

*If the Form is filed by more than one Reporting Person, see instruction 5(b)(v). **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                         ARDSLEY ADVISORY PARTNERS

                         By: /s/ Steven Napoli                     03/14/03
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                             Name:   Steven Napoli                 Date
                             Title:  Partner

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.